================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 -------------

                                SCHEDULE 13E-4
                               (AMENDMENT NO. 1)

                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(c)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                                   CPI CORP.
                               (NAME OF ISSUER)

                                   CPI CORP.
                     (NAME OF PERSON(S) FILING STATEMENT)

COMMON STOCK, PAR VALUE $.40 PER SHARE                   125902106
    (TITLE OF CLASS OF SECURITIES)         (CUSIP NUMBER OF CLASS OF SECURITIES)

                                ---------------

                                ALYN V. ESSMAN
                                   CPI CORP.
                            1706 WASHINGTON AVENUE
                           ST. LOUIS, MISSOURI 63103
                                (314) 231-1575
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
      NOTICES AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)

                                ---------------

                                  COPIES TO:
                          WILLIAM F. WYNNE, JR., ESQ.
                                 WHITE & CASE
                          1155 AVENUE OF THE AMERICAS
                           NEW YORK, NEW YORK 10036
                                (212) 819-8200

                               DECEMBER 9, 1997
    (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)

                                ---------------
                           CALCULATION OF FILING FEE

================================================================================
   TRANSACTION VALUATION*                              AMOUNT OF FILING FEE
--------------------------------------------------------------------------------
        $54,050,000                                         $15,944.75
================================================================================
* Calculated solely for the purpose of calculating the filing fee, based on the purchase of 2,350,000 shares at $23.00 per share.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:    Not applicable         Filing party: Not applicable
Form or Registration No.:  Not applicable         Date Filed:   Not applicable

================================================================================

               The Issuer Tender Offer Statement on Schedule 13E-4 dated December 9, 1997 relating to the offer by CPI Corp. (the "Company") to purchase up to 2,350,000 shares of the Company's common stock, $.40 par value per share (the "Shares") (including the associated Preferred Stock Purchase Rights issued pursuant to the Rights Agreement, dated as of May 1, 1989, between the Company and the Rights Agent named therein, as amended), at per share prices specified by tendering stockholders not in excess of $23.00 nor less than $18.00 per Share, in cash, net to the stockholder, upon the terms and subject to the conditions set forth in the Company's Offer to Purchase dated December 9, 1997 and in the related Letter of Transmittal, is hereby amended to incorporate the information included in the exhibit referred to below.

     ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

               Item 9 hereby is amended to include the following additional exhibit:

               (a)(9) Text of Press Release issued by the Company, dated
                      January 8, 1998.

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 8, 1998

                                    CPI CORP.


                                    /s/  Alyn V. Essman
                                    --------------------------------------------
                                    (Name)  Alyn V. Essman
                                    (Title) Chairman and Chief Executive Officer